SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2

TRX, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

898452-10-7

(CUSIP Number)

January 1, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 898452-10-7	13G	Page 2 of 7 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). BCD Technology, S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power 9,444,473
6. Shared Voting Power None
7. Sole Dispositive Power 9,444,473
8. Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,444,473
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 53.5%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 898452-10-7	13G	Page 3 of 7 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). John A. Fentener van Vlissingen
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power 9,444,473
6. Shared Voting Power None
7. Sole Dispositive Power 9,444,473
8. Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,444,473
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 53.5%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 898452-10-7	13G	Page 4 of 7 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Johan G. Drechsel
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power 9,444,473
6. Shared Voting Power None
7. Sole Dispositive Power 9,444,473
8. Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,444,473
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 53.5%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 898452-10-7	13G	Page 5 of 7 Pages

Item 1(a). Name of Issuer:

TRX, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

6 West Druid Hills Drive

Atlanta, Georgia 30329

Item 2(a). Name of Person Filing:

BCD Technology, S.A.

John A. Fentener van Vlissingen

Johan G. Drechsel

Item 2(b). Address of Principal Business Office or, if None, Residence:

BCD Technology, S.A.

65 Boulevard Grande-Duchesse Charlotte

L 1331 Luxembourg

John A. Fentener van Vlissingen

Utrechtseweg 67

3704 HB Zeist, The Netherlands

Johan G. Drechsel

Utrechtseweg 67

3704 HB Zeist, The Netherlands

Item 2(c). Citizenship:

BCD Technology, S.A. is a corporation formed under the laws of Luxembourg.

Mr. van Vlissingen is a citizen of the Netherlands.

Mr. Drechsel is a citizen of the Netherlands.

Item 2(d). Title of Class of Securities:

Common Stock, par value $0.01 per share

Item 2(e). CUSIP Number:

898452-10-7

CUSIP No. 898452-10-7	13G	Page 6 of 7 Pages

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under Section 15 of the Act;
(b) ☐	Bank as defined in Section 3(a)(6) of the Act;
(c) ☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d) ☐	Investment company registered under Section 8 of the Investment Company Act;
(e) ☐	An investment adviser in accordance with Rule 13(d)-1(b)(1)(ii)(E);
(f) ☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g) ☐	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);
(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i) ☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j) ☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 9,444,473 shares of common stock beneficially owned as follows:

BCD Technology, S.A. is an indirect wholly-owned subsidiary of BCD Holdings NV, a Dutch transportation and financial services company, and the beneficial owner of 9,444,473 shares of common stock, which includes (i) 308,513 shares held by World Travel Partners I, LLC, an indirect wholly-owned subsidiary of BCD Holdings, and (ii) 127,453 shares of common stock issuable upon the conversion of a convertible promissory note held by BCD Technology. Messrs. van Vlissingen and Drechsel as the Chairman and Chief Executive Officer of BCD Holdings, respectively, exercise voting and dispositive control over such shares.

(b) Percent of class: 53.5% (based on the total number of shares outstanding as of November 1, 2005 as reported in TRX, Inc.’s Form 10-Q filed with the Securities and Exchange Commission on November 3, 2005).

CUSIP No. 898452-10-7	13G	Page 7 of 7 Pages

(c) Number of shares as to which such person has:

	(i)	(ii)	(iii)	(iv)
	Sole Power to Vote or to Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of

BCD Technology, S.A.	9,444,473	0	9,444,473	0

John A. Fentener van Vlissingen	9,444,473	0	9,444,473	0

Johan G. Drechsel	9,444,473	0	9,444,473	0

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2006

By:	/s/ John A. Fentener van Vlissingen
Name:	John A. Fentener van Vlissingen

By:	/s/ Johan G. Drechsel
Name:	Johan G. Drechsel

BCD Technology, S.A.

By:	/s/ Gerard Birchen
Name: Gerard Birchen Title: Director

By:	/s/ Edward Bruin
Name: Edward Bruin Title: Director